SI [barcode] MMISSION

05035050

AM 2-14-2005

...REPORT
FORM X-17A-5
PART III

CM 2/9

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SEC FILE NUMBER
8- 65790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2003 (MM/DD/YY) AND ENDING November 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GlobalVest Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13 Chamonix
(No. and Street)

Laguna Niguel (City) California (State) 92677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lechman (949) 466-6461
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) (Zip Code)

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 08 2005
WASH. DC
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lechman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobalVest Group, Inc., as of November 30, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 30th day of November, 2004

Michael L. Hofacre
Notary Public

[signature]
Signature

CEO
Title

MICHAEL L. HOFACRE
COMM...1462517
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Jan. 13, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
GlobalVest Group, Inc.

I have audited the accompanying statement of financial condition of GlobalVest Group, Inc. as of November 30, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GlobalVest Group, Inc. as of November 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 12, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

GlobalVest Group, Inc
Statements of Financial Condition
November 30, 2004

Assets

Cash	$ 486,166
Receivable from brokers and dealers	24,897
Marketable securities, at market	13,156
Deposit held at clearing	100,000
Computer software net of $7,600 accumulated amortization	30,400
Total assets	$ 654,619

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 13,000
Commission payable	358,435
Securities sold, not yet purchased	60,785
Payable to shareholder	29,416
Income taxes payable	1,600
Total liabilities	463,236
Stockholders' equity	
Common stock, no par value, 1,500,000 shares authorized, 1,000 issued and outstanding	–
Additional paid-in capital	194,530
Accumulated deficit	(3,147)
Total stockholders' equity	191,383
Total liabilities & stockholders' equity	$ 654,619

The accompanying notes are an integral part of these financial statements.

GlobalVest Group, Inc
Statement of Operations
For the Year Ended November 30, 2004

Revenues	
Commission income	$ 907,365
Trading gains and losses	(4,007)
Total revenue	903,358
Expenses	
Commissions and brokerage fees	839,664
Occupancy and equipment rental	8,700
Other expenses	56,035
Total expenses	904,399
Income (loss) before income tax provision	(1,041)
Income tax provision	800
Net income (loss)	$ (1,841)

The accompanying notes are an integral part of these financial statements.

GlobalVest Group, Inc
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2004

	Common Stock	Additional Paid–In Capital	Accumulated Deficit	Total
Balance, at November 30, 2003	$ –	$ 31,130	$ (1,306)	$ 29,824
Contribution of capital	–	163,400	–	163,400
Net income (loss)	–	–	(1,841)	(1,841)
Balance, at November 30, 2004	$ –	$ 194,530	$ (3,147)	$ 191,383

The accompanying notes are an integral part of these financial statements.

GlobalVest Group, Inc
Statement of Cash Flows
For the Year Ended November 30, 2004

Cash flow from operating activities		
Net income (loss)		$ (1,841)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Amortization	$ 7,600	
(Increase) decrease in:		
Receivable from brokers and dealers	(24,897)	
Marketable securities, at market	(13,156)	
Deposits held at clearing	(75,000)	
Other assets	935	
(Decrease) increase in:		
Accounts payable	13,000	
Commissions payable	358,435	
Income taxes payable	400	
Securities sold, not yet purchased	60,785	
Total adjustments		328,102
Net cash provided by (used in) operating activities		326,261
Cash flows from investing activities		
Purchase of software	(38,000)	
Net cash provided by (used in) investing activities		(38,000)
Cash flows from financing activities		
Proceeds from issuance of additional paid-in-capital	163,400	
Proceeds from loans from shareholder	29,416	
Net cash provided by (used in) financing activities		192,816
Net increase (decrease) in cash		481,077
Cash at the beginning of the year		5,089
Cash at the end of the year		$ 486,166

Supplemental disclosure of cash flow information

Cash paid during the period ended November 30, 2004	
Income taxes	$ 400
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

GlobalVest Group, Inc (the "Company") was incorporated on June 10, 2002, in the State of California under the name GLBVest, Inc. On October 15, 2002 the Company changed its name to GLB Trading, Inc., and on March 10, 2004 the Company changed its name to GlobalVest Group, Inc. The Company is in the business of securities brokerage and investment counseling. The Company is a member of the National Association of Securities Dealers ("NASD") and Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

For the year ended November 30, 2004, rent expense was $8,700

Note 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities and options at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 13,156	$ 52,470
Options	-	8,315
Total	$ 13,156	$ 60,785

Note 3: <u>DEPOSITS WITH CLEARING ORGANIZATION</u>

The Company has deposited $100,000 with their Clearing firm to serve as security for its transactions with them.

Note 4: <u>COMPUTER SOFTWARE, NET</u>

The computer software is at cost. The software is being amortized over its estimated useful life of five (5) years. Amortization expense for the year ended November 30, 2004 was $7,600.

Note 5: <u>INCOME TAXES</u>

The tax provision consists of the minimum $800 California Franchise Tax. No Federal tax provision has been recorded, as the Company incurred a loss for the year ended November 30, 2004. The Company has elected to carry forward the loss to offset future taxable income.

The Company has certain deferred tax assets related to its net operating loss carryforwards. There is no assurance that future taxable income will be sufficient to realize the net asset or utilize the tax carryforward. The Company has determined that it is more likely then not that the deferred tax asset may not be realizable. Therefore, a 100% valuation allowance has been recorded.

Note 6: <u>RELATED PARTY TRANSACTIONS</u>

The Company is currently operating out of the home of its majority shareholder. The Company has a written agreement to pay $900 per month for this office space.

The payable to shareholder of $29,416 is to this same shareholder. The loan to the Company is non–interest bearing and due on demand.

Note 7: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

In December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 8: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2004, the Company had net capital of $142,584, which was $42,584 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($402,451) to net capital was 2.82 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $13,340 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 155,924
Adjustments:		
Accumulated deficit	$ (1,908)	
Adjustments to net worth	784	
Non–allowable assets	6,967	
Haircuts and undue concentration	(19,183)	
Total adjustments		(13,340)
Net capital per audited statements		$ 142,584

GlobalVest Group, Inc
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2004

Computation of net capital		
Stockholders' equity		
Common stock	$ –	
Additional paid-in capital	194,530	
Accumulated deficit	(3,147)	
Total stockholders' equity		$ 191,383
Adjustments to net worth		
Net adjustments for hedges in–the–money	2,550	
Net adjustments for short options in–the–money	(1,766)	
Net adjustments to net worth		784
Less: Non–allowable assets		
Computer software	(30,400)	
Total non–allowable assets		(30,400)
Tentative net Capital		161,767
Haircuts and undue concentration		
Haircuts on securities	(19,183)	
Undue concentration	–	
Total haircuts and undue concentration		(19,183)
Net capital		142,584
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 26,830	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 42,584
Percentage of aggregate indebtedness to net capital	2.82:1	

There was a $13,340 difference in net capital computed above and that which was reported by the Company's unaudited Form X-17A-5 report dated November 30, 2004. See Note 9.

See independent auditor's report.

GlobalVest Group, Inc
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of November 30, 2004

A computation of reserve requirement is not applicable to GlobalVest Group, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

GlobalVest Group, Inc
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of November 30, 2004

Information relating to possession or control requirements is not applicable to GlobalVest Group, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

GlobalVest Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended November 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
GlobalVest Group, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of GlobalVest Group, Inc. (the Company), for the year ended November 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by GlobalVest Group, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at November 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 12, 2005